Detica

Surrey Research Park
Guildford
Surrey
GU2 7YP
UK

T +44 (0)1483 816000
F +44 (0)1483 816144

www.detica.com

Securities and Exchange Commission
Division of Corporate Finance
Office of International Finance
100F Street, NE
Washington
DC 20549 USA

[redacted]

08004404

Our ref: 08-FIV100C260

07 August 2008

File no: 82-35012

SUPPL

SEC
AUG 18 2008
Washington, DC
104

Dear Sir

Re: Detica Group plc - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

The information as detailed below is being furnished to the Securities and Exchange Commission (the "**SEC**") by Detica Group plc, a public company limited by shares incorporated under the laws of England and Wales ("**Detica**"), pursuant to the exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "**Exchange Act**") afforded to foreign private issuers under Rule 12g3-2(b) under the Exchange Act. The SEC file number assigned to Detica is 82-35012.

28.07.08	Dealings by persons with interests in securities representing 1% or more
28.07.08	Dealings by persons with interests in securities representing 1% or more
28.07.08	Dealings by persons with interests in securities representing 1% or more
29.07.08	Dealings by connected exempt principal traders
29.07.08	Dealings by persons with interests in securities representing 1% or more
29.07.08	Rule 2.10 announcement
30.07.08	Dealings by connected exempt principal traders
30.07.08	Dealings by Offerors, Offeree Companies or their Associates
30.07.08	Dealings by persons with interests in securities representing 1% or more
30.07.08	Dealings by connected exempt principal traders
30.07.08	Dealings by connected exempt principal traders
30.07.08	Dealings by connected exempt principal traders
30.07.08	Dealings by persons with interests in securities representing 1% or more
30.07.08	Dealings by persons with interests in securities representing 1% or more
30.07.08	Dealings by persons with interests in securities representing 1% or more

PROCESSED
AUG 21 2008
THOMSON REUTERS

dlw 8/20

30.07.08	Dealings by persons with interests in securities representing 1% or more
30.07.08	Dealings by persons with interests in securities representing 1% or more
30.07.08	Dealings by persons with interests in securities representing 1% or more
30.07.08	Dealings by persons with interests in securities representing 1% or more
30.07.08	Rule 2.10 announcement
31.07.08	Dealings by Offerors, Offeree Companies or their Associates
31.07.08	Dealings by connected exempt principal traders
31.07.08	Dealings by connected exempt principal traders
31.07.08	Dealings by connected exempt principal traders
31.07.08	Dealings by persons with interests in securities representing 1% or more
31.07.08	Dealings by persons with interests in securities representing 1% or more
31.07.08	Dealings by persons with interests in securities representing 1% or more
31.07.08	Dealings by persons with interests in securities representing 1% or more
31.07.08	2008 Annual General Meeting
31.07.08	Voting Rights and Capital
31.07.08	Dealings by connected exempt principal traders
31.07.08	Recommended cash offer for Detica Group Plc

Please do not hesitate to contact the undersigned at the numbers given above should you have any questions on the enclosed materials.

Yours faithfully

Nicky Heywood

Company Secretarial Assistant

Enc

Regulatory Announcement

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Company	Legal&Gen Inv Mgmnt
TIDM	
Headline	Rule 8.3- Detica Group plc
Released	14:31 28-Jul-08
Number	0294A14

RNS Number : 0294A
Legal & General Investment Mgmnt Ld
28 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Legal & General Investment Management Ltd.***
Company dealt in	**DETICA GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.02**
Date of dealing	**25 July 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

			Short	
	Number	(%)	Number	(%)
(1) Relevant securities	4,935,620	4.24		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,935,620	4.24		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				

(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	14,400	GBP 3.7225

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on

this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**28 July 2008**
Contact name	**Helen Lewis**
Telephone number	**0203 124 3851**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	William Blair & Co
TIDM	
Headline	Rule 8.3- Detica Group
Released	15:34 28-Jul-08
Number	0343A15

RNS Number : 0343A
William Blair & Company LLC
28 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	WILLIAM BLAIR & COMPANY LLC
Company dealt in	DETICA GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	2P ORDINARY
Date of dealing	28 JULY 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant secu dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(

(1) Relevant securities

(2) Derivatives (other than options)

(3) Options and agreements to purchase/sell

Total

(b) Interests and short positions in relevant securities of the company, other than class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(¢
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALES	4,627,694	439
SALES	250,000	437
SALES	34,048	435.5
SALES	250,000	435
SALES	500,000	432
SALES	565,936	431
SALES	500,000	430.5
SALES	1,011,253	430
SALES	20,987	429.5
SALES	13,384	429.25

SALES	19,606	429
SALES	50,000	428.25

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note :

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future

acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	NO

Date of disclosure	28 July 2008
Contact name	Richard Smirl Carolyn Kaiser
Telephone number	Mr Smirl - +1 312 364 8921 Ms Kaiser - +44 207 868 4515
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Artemis Investmt Man
TIDM	
Headline	Rule 8.3- Detica Group PLC
Released	11:18 29-Jul-08
Number	1009A11

RNS Number : 1009A
Artemis Investment Management
29 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	ARTEMIS INVESTMENT MANAGEMENT LIMITED
Company dealt in	DETICA GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY 2P
Date of dealing	28TH JULY 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant secu dealt in (Note 3)

	Long Number	(%)	Short Number	(

(1) Relevant securities	3,253,147	2.81%
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	3,253,147	2.81%

(b) Interests and short positions in relevant securities of the company, other than class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(%
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	152,144	430.00P

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note :

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (I 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 29TH JULY 2008

Contact name ALISTAIR FLEMING

Telephone number	0131 718 0411
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:48 29-Jul-08
Number	1113A11

RNS Number : 1113A
UBS AG (EPT)
29 July 2008

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**2p ordinary**
Date of dealing	**28 JULY 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	**46,561**	**0.04%**	**2,850**	**0.00%**
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	**46,561**	**0.04%**	**2,850**	**0.00%**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

http://www.londonstockexchange.com/LSECWS/IFSPages/MarketNewsPopup.aspx?i... 08/08/2008

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

a. **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	1050	430 pence
SALE	337	437
SALE	1700	437.25
SALE	1053	437.25
SALE	1046	437.5
SALE	1873	437.75
SALE	1097	437.75
SALE	530	437.75
SALE	234	437.75
TOTAL SALES	8,920	

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 6)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	29 JULY 2008
Contact name	LOUISE ROBINSON
Telephone number	020 7567 8762
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 9)	CONNECTED BROKER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
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Regulatory Announcement

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Company	Cheyne Capital Man.
TIDM	
Headline	Rule 8.3- Detica Group Plc.
Released	15:01 29-Jul-08
Number	1347A15

RNS Number : 1347A
Cheyne Capital Management (UK) LLP
29 July 2008

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Cheyne Capital Management (UK) LLP***
Company dealt in	**DeticaGroup Plc.**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary**
Date of dealing	**28th July 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Sho**
	Number	**(%)**	**Number**
(1) Relevant securities	**0**	**0**	**0**
(2) Derivatives (other than options)	**3,778,252**	**3.26%**	**0**
(3) Options and agreements to purchase/sell	**0**	**0**	**0**
Total	**3,778,252** **3.26%**		**0**

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Sho
	Number	(%)	Number
(1) Relevant securities	0	0	0
(2) Derivatives (other than options)	0	0	0
(3) Options and agreements to purchase/sell	0	0	0
Total	0	0	0

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit
CFD	Long	3,778,252	200,000 at GI 170,000 at GI 208,252 at GI 3,200,000 at G

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applic

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**29th July 2008**
Contact name	**Aurelie Lauduique**
Telephone number	**020 7968.7351**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
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Regulatory Announcement

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Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Rule 2.10 Announcement
Released	17:00 29-Jul-08
Number	1503A17

RNS Number : 1503A
Detica Group Plc
29 July 2008

Detica Group plc ("Detica" or the "Group")

Rule 2.10 announcement

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "Code"), the Group confirms that it has 116,393,620 ordinary shares of 2 pence each in issue as at the close of business on 29 July 2008. The ISIN reference for these securities is GB0031539561.

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Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	10:53 30-Jul-08
Number	1949A10

RNS Number : 1949A
Deutsche Bank AG
30 July 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	29/07/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) **GBP**	**Lowest price paid** (Not **GBP**

Total number of securities sold	**Highest price received (Note 3) GBP**	**Lowest price received (GBP**
1,675	4.47	4.46

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit**
CFD	Long	1,675	4

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.

Date of disclosure	30/07/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

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Regulatory Announcement

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Company	BAE SYSTEMS PLC
TIDM	BA.
Headline	Rule 8.1- (Detica Group plc)
Released	11:17 30-Jul-08
Number	1979A11

RNS Number : 1979A
BAE SYSTEMS PLC
30 July 2008

FORM 8.1
DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	BAE Systems plc
Company dealt in	Detica Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares of 2 pence
Date of dealing	29 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Sho**	
	Number	**(%)**	**Number**	
(1) Relevant securities	*16,737,830	14.38	# 33,209	0
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	*16,737,830	14.38	# 33,209	

* This includes 7,162,397 ordinary shares which are the subject of irrevocable undertakings given to BAE

Systems (Holdings) Limited, a wholly owned subsidiary of BAE Systems plc, by Detica Group plc directors.

These are held by Deutsche Bank which is presumed to be acting in concert (within the meaning of the City Code) with BAE Systems (Holdings) Limited, a wholly owned subsidiary of BAE Systems plc. These comprise a short position of 11,302, a short position of 21,727 and a long position of 700.

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Sho
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	9,575,433	440 pence

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applic

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other relating to the voting rights of any relevant securities under any option referred to on this form or relating rights or future acquisition or disposal of any relevant securities to which any derivative referred to on thi: referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 July 2008
Contact name	Philip Shelley
Telephone number	020 7568 0000
Name of offeror with which associated	BAE Systems plc

Specify category and nature of associate status (Note 10)	

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	New Star Asset Management Ltd
TIDM	
Headline	Rule 8.3 - Detica Group Plc
Released	11:43 30-Jul-08
Number	81142-B5E8

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	NEW STAR ASSET MANAGEMENT LIMITED
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	GBP 0.02 Ordinary Shares
Date of dealing	29th July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	1,885,380	1.62%		
(2) Derivatives (other than options)	1,332,865	1.15%		
(3) Options and agreements to purchase/sell				
Total	3,218,245	2.77%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	18,808	GBP 4.4075

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/ received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) [YES/NO] - NO

Date of disclosure	30th July 2008
Contact name	Buz de Villiers

Telephone number 020 7225 6145

If a connected EFM, name of offeree/offeror
with which connected

If a connected EFM, state nature of
connection (Note 10)

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at
www.thetakeoverpanel.org.uk

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Regulatory Announcement

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:52 30-Jul-08
Number	2075A11

RNS Number : 2075A
UBS AG (EPT)
30 July 2008

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**2p ordinary**
Date of dealing	**29 JULY 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	31,703	0.03%	2,850	0.00%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	31,703	0.03%	2,850	0.00%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				

(2) Derivatives (other than options)
(3) Options and agreements to purchase/sell
Total

a. **Rights to subscribe** (Note 2)

Class of relevant security:	**Details**

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	1989	437 pence
SALE	612	437
SALE	320	437
SALE	1100	437.5
SALE	1100	437.5
SALE	732	437.5
SALE	268	437.5
SALE	334	437.75
SALE	841	438
SALE	2769	438.25
SALE	888	438.25
SALE	719	438.25
SALE	231	438.25
SALE	229	438.25
SALE	538	438.5
SALE	497	438.5
SALE	318	439.25
SALE	183	439.25
SALE	512	439.5
SALE	523	440
SALE	77	440.5
SALE	78	446.25
TOTAL SALES	14,858	

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call	Writing, selling, purchasing,	Number of securities	Exercise price	Type, e.g. American, European	Expiry date	Option money paid/received

option	varying etc	to which the option relates (Note 6)	etc.	per unit (Note 4)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	30 JULY 2008
Contact name	LOUISE ROBINSON
Telephone number	020 7567 8762
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 9)	CONNECTED BROKER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure - Amendment
Released	11:57 30-Jul-08
Number	2082A11

RNS Number : 2082A
Deutsche Bank AG
30 July 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

Amendment

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	28/07/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) **GBP**	**Lowest price paid** (Not **GBP**
1,142,929	4.39516	4.2825

Total number of securities sold	**Highest price received (Note 3) GBP**	**Lowest price received (** **GBP**
192,923	4.37343	4.3175

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit**
CFD	Long	172923	
CFD	Long	20000	
CFD	Short	1050000	

CFD	Short	60100	
CFD	Short	20000	
CFD	Short	12829	

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.

Date of disclosure	30/07/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	12:10 30-Jul-08
Number	2109A12

RNS Number : 2109A
UBS AG (EPT)
30 July 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**29 JULY 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid (Note 3)**	**Lowest price paid (Note 3)**
1,460,865	**440.9334 pence**	**429.4846 pence**

Total number of securities sold	**Highest price received (Note 3)**	**Lowest price received (Note 3)**
1,305,687	**448.55 pence**	**438.5 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit** (Note 3)
CFD	**Short**	**100,000**	**4.294846 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	30 JULY 2008
Contact name	Netsanet Solomon
Telephone number	020 7567 8289
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	CONNECTED ADVISER

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Old Mutual Asset Man
TIDM	
Headline	Rule 8.3- Detica Group PLC
Released	12:47 30-Jul-08
Number	2104A12

RNS Number : 2104A
Old Mutual Asset Managers UK Ltd
30 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	Old Mutual Asset Managers (UK) Ltd
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	28th July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant secu dealt in (Note 3)

	Long Number	(%)	Short Number	(

(1) Relevant securities	3,441,504	2.97%
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	3,441,504	2.97%

(b) Interests and short positions in relevant securities of the company, other than class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(ʻ
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	208,252	£4.32
Sale	60,066	£4.39

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note ʻ

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note :

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (l 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) YES/NO

Date of disclosure 30/07/08

Contact name	Katie Carter
Telephone number	0207 332 7697
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Cheyne Capital Man.
TIDM	
Headline	Rule 8.3- Detica Group Plc.
Released	12:53 30-Jul-08
Number	2182A12

RNS Number : 2182A
Cheyne Capital Management (UK) LLP
30 July 2008

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Cheyne Capital Management (UK) LLP*
Company dealt in	Detica Group Plc.
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary
Date of dealing	29th July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Sho
	Number	(%)	Number
(1) Relevant securities	0	0	0
(2) Derivatives (other than options)	3,855,141	3.33%	0
(3) Options and agreements to purchase/sell	0	0	0
Total	3,855,141	3.33%	0

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Sho
	Number	(%)	Number
(1) Relevant securities	0	0	0
(2) Derivatives (other than options)	0	0	0
(3) Options and agreements to purchase/sell	0	0	0
Total	0	0	0

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit
CFD	Long	76,889	GBp 440.69

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applic

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30th July 2008

Contact name	**Aurelie Lauduique**
Telephone number	**020 7968 7351**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at **www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Legal&Gen Inv Mgmnt
TIDM	
Headline	Rule 8.3- Detica Group Plc
Released	13:10 30-Jul-08
Number	2201A13

RNS Number : 2201A
Legal & General Investment Mgmnt Ld
30 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	*Legal & General Investment Management Ltd.*
Company dealt in	DETICA GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares GBP 0.02
Date of dealing	29 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

			Short	
	Number	(%)	Number	(%)
(1) Relevant securities	4,879,170	4.19		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,879,170	4.19		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				

(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	56,450	GBP 4.40625

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on

this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**30 July 2008**
Contact name	**Helen Lewis**
Telephone number	**0203 124 3851**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	F&C Asset Management
TIDM	FCAM
Headline	Rule 8.3- (Detica Group)
Released	14:26 30-Jul-08
Number	2278A14

RNS Number : 2278A
F&C Asset Management PLC
30 July 2008

AVS FAX 0207 588 6057

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**F&C Asset Management plc**
Company dealt in	**Detica Group**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**GBP 0.50 Ordinary**
Date of dealing	**29/07/08**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Sho
	Number (%)	**Number (%)**
(1) Relevant securities	**2,775,677 (2.38%)**	-
(2) Derivatives (other than options)		-
(3) Options and agreements to purchase/sell		-
Total	**2,775,677 (2.38%)**	-

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Sho
	Number (%)	Number (%)
(1) Relevant securities	-	-
(2) Derivatives (other than options)	-	-
(3) Options and agreements to purchase/sell	-	-
Total	-	-

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details
-	

3. **DEALINGS** (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	451,709	GBP 4.4000

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit
-			

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	
-						

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit
-		

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applic:
-		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the vc future acquisition or disposal of any relevant securities to which any derivative referred to on this form is r none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**30/07/08**
Contact name	**Richard Morrison**
Telephone number	**0131 718 1055**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Aviva PLC
TIDM	AV.
Headline	Rule 8.3- Detica Group plc
Released	14:45 30-Jul-08
Number	2327A14

RNS Number : 2327A
Aviva PLC
30 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	**AVIVA PLC AND ITS SUBSIDIARIES**
Company dealt in	**DETICA GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**ORD GBP0.02**
Date of dealing	**29 JULY 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	2,610,978	2.243%	0	
(2) Derivatives (other than options)	0	0%	0	
(3) Options and agreements to purchase/sell	0	0%	0	
Total	2,610,978	2.243%	0	

(b) Interests and short positions in relevant securities of the compan other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	0	0%	0	0
(2) Derivatives (other than options)	0	0%	0	0
(3) Options and agreements to purchase/sell	0	0%	0	0
Total	0	0%	0	0

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	180,900	GBP4.468750

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any

other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	30 JULY 2008
Contact name	DIANE THIRKETTLE
Telephone number	01603 687803
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Old Mutual Asset Man
TIDM	
Headline	Rule 8.3- Detica Group PLC
Released	15:07 30-Jul-08
Number	2326A15

RNS Number : 2326A
Old Mutual Asset Managers UK Ltd
30 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	OLD MUTUAL ASSET MANAGERS (UK) LTE
Company dealt in	DETICA GROUP PLC
Class of relevant security to which the dealings being disclosed relate (Note 2)	ORDINARY
Date of dealing	29TH JULY 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant secu dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(

(1) Relevant securities	2,766,000	2.387%
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total	2,766,000	2.387%

(b) Interests and short positions in relevant securities of the company, other than class dealt in (Note 3)

Class of relevant security:	Long Number	(%)	Short Number	(¢
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
SALE	675,504	£4.40

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note !

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note :

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (] 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9)	YES/NO
Date of disclosure	30/07/08
Contact name	KATIE CARTER

Telephone number	0207 332 7697
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	BlackRock Group
TIDM	
Headline	Rule 8.3- Detica Group PLC
Released	15:27 30-Jul-08
Number	2414A15

RNS Number : 2414A
BlackRock Group
30 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	BlackRock Group
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	2p ordinary shares
Date of dealing	29th July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities	8,727,668	7.50%		
(2) Derivatives (other than options)	2,994,060	2.57%		
(3) Options and agreements to purchase/sell				
Total	11,721,728	10.07%		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Short	
	Number	(%)	Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				

(3) Options and agreements to purchase/sell
Total

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	600,000	GBP 4.40

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

None..

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure	30th July 2008
Contact name	Kai Chew
Telephone number	020 7743 2602
If a connected EFM, name of offeree/offeror with which connected	N/A
If a connected EFM, state nature of connection (Note 10)	N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Rule 2.10 Announcement
Released	17:00 30-Jul-08
Number	2499A17

RNS Number : 2499A
Detica Group Plc
30 July 2008

Detica Group plc ("Detica" or the "Group")

Rule 2.10 announcement

In accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "Code"), the Group confirms that it has 116,420,675 ordinary shares of 2 pence each in issue as at the close of business on 30 July 2008. The ISIN reference for these securities is GB0031539561.

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Regulatory Announcement

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Company	BAE SYSTEMS PLC
TIDM	BA.
Headline	Clarification Rule 8.1
Released	08:47 31-Jul-08
Number	2909A08

RNS Number : 2909A
BAE SYSTEMS PLC
31 July 2008

Clarification FORM 8.1

DEALINGS BY OFFERORS, OFFEREE COMPANIES OR THEIR ASSOCIATES
FOR THEMSELVES OR FOR DISCRETIONARY CLIENTS
(Rules 8.1(a) and (b)(i) of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	BAE Systems plc
Company dealt in	Detica Group plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ordinary Shares of 2 pence
Date of dealing	29 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Sho**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	*9,575,433	8.23		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				

Total	*9,575,433 8.23	

* In addition, BAE Systems (Holdings) Limited, a wholly owned subsidiary of BAE Systems plc, has received irrevocable undertakings in respect of 7,162,397 ordinary shares (representing 6.15% of Detica's issued share capital).

There are three positions held by Deutsche Bank which is presumed to be acting in concert (within the meaning of the City Code) with BAE Systems (Holdings) Limited, a wholly owned subsidiary of BAE Systems plc. These comprise a short position of 11,302, a short position of 21,727 and a long position of 700 ordinary shares.

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**	**Shc**
	Number (%)	**Number (%)**
(1) Relevant securities		
(2) Derivatives (other than options)		
(3) Options and agreements to purchase/sell		
Total		

(c) Rights to subscribe (Note 3)

Class of relevant security:	**Details**

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	**Number of securities**	**Price per unit** (Note 5)
Purchase	9,575,433	440 pence

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 6)	**Number of securities** (Note 7)	**Price per unit**

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applic

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other relating to the voting rights of any relevant securities under any option referred to on this form or relating rights or future acquisition or disposal of any relevant securities to which any derivative referred to on thi: referenced. If none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	31 July 2008
Contact name	Philip Shelley

Telephone number	020 7568 0000
Name of offeror with which associated	BAE Systems plc
Specify category and nature of associate status (Note 10)	

Notes

The Notes on Form 8.1 can be viewed on the Takeover Panel's website at *www.thetakeoverpanel.org.uk*

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	11:24 31-Jul-08
Number	3238A11

RNS Number : 3238A
UBS AG (EPT)
31 July 2008

FORM 38.5(b)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITHOUT RECOGNISED INTERMEDIARY STATUS, OR WITH RI STATUS BUT NOT DEALING IN A CLIENT-SERVING CAPACITY
(Rule 38.5(b) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**2p ordinary**
Date of dealing	**30 JULY 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 2)

	Long Number	(%)	Short Number	(%)
(1) Relevant securities	30,800	0.03%	25,500	0.02%
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	30,800	0.03%	25,500	0.02%

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 2)

Class of relevant security:	Long Number	(%)	Short Number	(%)
(1) Relevant securities				
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

a. **Rights to subscribe** (Note 2)

Class of relevant security:	Details

3. DEALINGS (Note 3)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 4)
SALE	1334	444.25 pence
SALE	51	444.75
SALE	1833	445
SALE	1640	445
SALE	1002	445
SALE	769	445
SALE	600	445
PURCHASE	1200	445.75
SALE	6167	446.375
SALE	12522	446.75
SALE	2147	446.75
SALE	618	446.75
SALE	5865	446.875
SALE	750	446.875
SALE	682	447.375
SALE	971	447.875
	1200	
TOTAL PURCHASES		
TOTAL SALES	36,951	

(b) Derivatives transactions (other than options)

Product name, e.g CFD	Long/short (Note 5)	Number of securities (Note 6)	Price per unit (Note 4)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. call option	Writing, selling, purchasing, varying etc	Number of securities to which the option	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 4)

relates (Note 6)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 4)

(d) Other dealings (including new securities) (Note 3)

Nature of transaction (Note 7)	Details	Price per unit (if applicable)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 38.5(b) attached? (Note 8) **NO**

Date of disclosure	31 JULY 2008
Contact name	LOUISE ROBINSON
Telephone number	020 7567 8762
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 9)	CONNECTED BROKER

Notes

The Notes on Form 38.5(b) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Deutsche Bank AG
TIDM	
Headline	EPT Disclosure
Released	11:47 31-Jul-08
Number	3298A11

RNS Number : 3298A
Deutsche Bank AG
31 July 2008

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	Deutsche Bank AG London
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 1)	Ordinary
Date of dealing	30/07/2008

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	**Highest price paid** (Note 3) **GBP**	**Lowest price paid** (Not **GBP**
1,302	4.47384	4.4725

Total number of securities sold	**Highest price received (Note 3) GBP**	**Lowest price received (GBP**
20,539	4.4725	4.4425

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	**Long/short** (Note 4)	**Number of securities** (Note 5)	**Price per unit**
CFD	Long	18,867	4
CFD	Sale	983	4.
CFD	Sale	319	4

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	(p u

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v or future acquisition or disposal of any relevant securities to which any derivative referred to on this form none, this should be stated.

Date of disclosure	31/07/2008
Contact name	Artie Movsesian
Telephone number	020 7545 7804
Name of offeree/offeror with which connected	BAE Systems Plc
Nature of connection (Note 6)	Advisor to Offeror

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure
Released	12:08 31-Jul-08
Number	3353A12

RNS Number : 3353A
UBS AG (EPT)
31 July 2008

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**30 JULY 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
440,053	**448.25 pence**	**445.75 pence**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
253,962	**447.875 pence**	**444 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	**Short**	**393,637**	**4.4682 GBP**
CFD	**Long**	**49,357**	**4.467548 GBP**
CFD	**Long**	**360**	**4.443138 GBP**

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	**31 JULY 2008**
Contact name	**Netsanet Solomon**
Telephone number	**020 7567 8289**
Name of offeree/offeror with which connected	**BAE Systems Plc**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS

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Regulatory Announcement

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Company	Legal&Gen Inv Mgmnt
TIDM	
Headline	Rule 8.3- Detica Group plc
Released	12:32 31-Jul-08
Number	3385A12

RNS Number : 3385A
Legal & General Investment Mgmnt Ld
31 July 2008

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Legal & General Investment Management Ltd.***
Company dealt in	**DETICA GROUP PLC**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary Shares GBP 0.02**
Date of dealing	**30 July 2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

			Short	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities	4,869,170	4.18		
(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total	4,869,170	4.18		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	**Long**		**Short**	
	Number	**(%)**	**Number**	**(%)**
(1) Relevant securities				

(2) Derivatives (other than options)				
(3) Options and agreements to purchase/sell				
Total				

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale	10,000	GBP 4.4725

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities
(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on

this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**31 July 2008**
Contact name	**Helen Lewis**
Telephone number	**0203 124 3851**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website at www.thetakeoverpanel.org.uk

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Citigroup GM UK Eqty
TIDM	
Headline	Rule 8.3- (Detica Group Plc)
Released	12:45 31-Jul-08
Number	3419A12

RNS Number : 3419A
Citigroup Global Markets UK EqtyLtd
31 July 2008

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	Citigroup Global Markets UK Equity Limited
Company dealt in	Detica Group Plc
Class of relevant security to which the dealings being disclosed relate (Note 2)	Ord/Equity
Date of dealing	30 July 2008

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

Class of relevant security:	Long	Sho
Ordinary	Number (%)	Number (%)
(1) Relevant securities	2,150,000 (1.85%)	(0.00%)
(2) Derivatives (other than options)	(0.00%)	(0.00%)
(3) Options and agreements to purchase/sell	(0.00%)	(0.00%)

Total	2,150,000 (1.85%)	(0.00%)

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Sho
Convertibles	Number (%)	Number (%)
(1) Relevant securities	(0.00%)	(0.00%)
(2) Derivatives (other than options)	(0.00%)	(0.00%)
(3) Options and agreements to purchase/sell	(0.00%)	(0.00%)
Total	(0.00%)	(0.00%)

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase	Number of securities	Price per unit (Note 5)
	1,700,000	GBP 4.4:
Total	1,700,000	

Sale	Number of securities	Price per unit (Note 5)
Total		

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applic

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the v future acquisition or disposal of any relevant securities to which any derivative referred to on this form is none, this should be stated.

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	31 July 2008
Contact name	Selina Campbell
Telephone number	02890 409538
If a connected EFM, name of offeree/offeror with which connected	N/A

If a connected EFM, state nature of connection (Note 10)	**N/A**

Notes

*The Notes on Form 8.3 can be viewed on the Takeover Panel's website at **www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	F&C Asset Management
TIDM	FCAM
Headline	Rule 8.3- (Detica Group)
Released	14:16 31-Jul-08
Number	3517A14

RNS Number : 3517A
F&C Asset Management PLC
31 July 2008

AVS FAX 0207 588 6057

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE

(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1)	F&C Asset Management plc
Company dealt in	Detica Group
Class of relevant security to which the dealings being disclosed relate (Note 2)	GBP 0.50 Ordinary
Date of dealing	30/07/08

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long	Sho
	Number (%)	Number (%)
(1) Relevant securities	2,778,724 (2.39%)	-
(2) Derivatives (other than options)		-
(3) Options and agreements to purchase/sell		-
Total	2,778,724 (2.39%)	-

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long	Sho
	Number (%)	Number (%)
(1) Relevant securities	-	-
(2) Derivatives (other than options)	-	-
(3) Options and agreements to purchase/sell	-	-
Total	-	-

(c) **Rights to subscribe** (Note 3)

Class of relevant security:	Details
-	

3. **DEALINGS** (Note 4)

(a) **Purchases and sales**

Purchase/sale	Number of securities	Price per unit (Note 5)
Purchase	3,047	GBP 4.4725

(b) **Derivatives transactions (other than options)**

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit
-			

(c) **Options transactions in respect of existing securities**

(i) **Writing, selling, purchasing or varying**

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option relates (Note 7)	Exercise price	Type, e.g. American, European etc.	Expiry date	
-						

(ii) **Exercising**

Product name, e.g. call option	Number of securities	Exercise price per unit
-		

(d) **Other dealings (including new securities)** (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applic:
-		

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other to the voting rights of any relevant securities under any option referred to on this form or relating to the vo future acquisition or disposal of any relevant securities to which any derivative referred to on this form is r none, this should be stated.
None

Is a Supplemental Form 8 attached? (Note 9) **NO**

Date of disclosure	**31/07/08**
Contact name	**Richard Morrison**
Telephone number	**0131 718 1055**
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes
The Notes on Form 8.3 can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Herald Inv Trust PLC
TIDM	HRI
Headline	Rule 8.3- Detica Group
Released	15:08 31-Jul-08
Number	3660A15

RNS Number : 3660A
Herald Investment Trust PLC
31 July 2008

FORM 8.3
DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the Takeover Code)

1. KEY INFORMATION

Name of person dealing (Note 1)	***Herald Investment Management Limited acting on behalf of discretionary clients***
Company dealt in	**Detica Group**
Class of relevant security to which the dealings being disclosed relate (Note 2)	**Ordinary GBP 0.02**
Date of dealing	**30/07/2008**

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

	Long		**Sho**
	Number	**(%)**	**Number**
(1) Relevant securities	**3,075,000**	**2.6%**	
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total	**3,075,000 2.6%**		

(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security:	Long		Sho
	Number	(%)	Number
(1) Relevant securities			
(2) Derivatives (other than options)			
(3) Options and agreements to purchase/sell			
Total			

(c) Rights to subscribe (Note 3)

Class of relevant security:	Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale	Number of securities	Price per unit (Note 5)
Sale 30/07/08	500,000	4.45 GBP

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 6)	Number of securities (Note 7)	Price per unit (Note 5)

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name, e.g. call option	Writing, selling, purchasing, varying etc.	Number of securities to which the option	Exercise price	Type, e.g. American, European etc.	Expiry date	Option money paid/received per unit (Note 5)

		relates (Note 7)				

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8)	Details	Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.
NONE

Is a Supplemental Form 8 attached? (Note 9) ~~YES~~/NO

Date of disclosure	31/07/2008
Contact name	Craig McLean
Telephone number	0131 275 3192
If a connected EFM, name of offeree/offeror with which connected	
If a connected EFM, state nature of connection (Note 10)	

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel's website

at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Result of AGM
Released	15:40 31-Jul-08
Number	3738A15

Detica

RNS Number : 3738A
Detica Group Plc
31 July 2008

Thursday 31 July 2008

Detica Group plc

2008 Annual General Meeting

Detica Group plc ("Detica" or "the Group"), the business and technology consulting firm, held its 2008 Annual General Meeting at its London offices at 2 Arundel Street, London, WC2R 3AZ at 2.00pm today.

THE RESOLUTIONS

All of the resolutions tabled at the Detica Group plc 2008 AGM on Thursday 31 July 2008 were passed. The votes cast were:

Resolution		For	Against	Vote withheld
1	Annual Report and Accounts	84,875,574	619,399	676,759
2	Remuneration Report	82,010,506	622,371	3,539,455
3	To re-elect Tom Black	85,033,022	1,096,732	42,579
4	To re-elect Mark Mayhew	85,430,528	695,476	42,579

5	To approve the final dividend of 2.5p	86,129,754	0	42,579
6	To re-appoint the auditors	84,792,398	703,175	676,759
7	To authorise the Directors to fix the remuneration of the auditors	85,431,471	697,812	42,579
8	To renew the general authority to allot shares pursuant to Section 80	86,121,589	7,851	42,893
9	To renew the authority to allot shares pursuant to Section 89	86,125,339	4,101	42,893
10	To authorise the Company to make market purchases under Section 166 of the Companies Act	85,442,185	687,569	42,579
11	To adopt new Articles of Association with immediate effect	85,499,283	630,471	42,579
12	To adopt new Articles of Association with effect from 1 October 2008.	84,875,766	619,807	676,759

Contacts:

Detica Group plc **01483 816000**
Tom Black, Chief Executive
Mandy Gradden, Finance Director
Financial Dynamics **020 7831 3113**
James Melville-Ross

This information is provided by RNS
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Regulatory Announcement

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Free annual report

Company	Detica Group Plc
TIDM	DCA
Headline	Voting Rights and Capital
Released	17:00 31-Jul-08
Number	3921A17

RNS Number : 3921A
Detica Group Plc
31 July 2008

Detica Group plc
("Detica" or "the Group")

Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, Detica would like to notify the market of the following:-

As at 31 July 2008, the capital of Detica Group plc consists of 116,420,675 ordinary shares with voting rights.

Therefore, the total number of voting rights in Detica Group plc is 116,420,675

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or change to their interest in, Detica Group plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
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Regulatory Announcement

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Company	UBS AG (EPT)
TIDM	
Headline	EPT Disclosure- Replacement
Released	17:10 31-Jul-08
Number	3958A17

RNS Number : 3958A
UBS AG (EPT)
31 July 2008

This announcement replaces the previous RNS amendment reference 1111A released at 11:47 on 29th July 2008. Amendment made to the purchase and sale figure in 2 (a) due to a late trade. All other information remains unchanged.

FORM 38.5(a)

DEALINGS BY CONNECTED EXEMPT PRINCIPAL TRADERS WITH RECOGNISED INTERMEDIARY STATUS DEALING IN A CLIENT-SERVING CAPACITY (Rule 38.5(a) of the Takeover Code)

1. KEY INFORMATION

Name of exempt principal trader	**UBS AG London Branch**
Company dealt in	**Detica Group Plc**
Class of relevant security to which the dealings being disclosed relate (Note 1)	**Ordinary 2p**
Date of dealing	**28 JULY 2008**

2. DEALINGS (Note 2)

(a) Purchases and sales

Total number of securities purchased	Highest price paid (Note 3)	Lowest price paid (Note 3)
2,581,362	**437.28 pence**	**430.32 pence**

Total number of securities sold	Highest price received (Note 3)	Lowest price received (Note 3)
26,913	**437.1758 pence**	**437 pence**

(b) Derivatives transactions (other than options)

Product name, e.g. CFD	Long/short (Note 4)	Number of securities (Note 5)	Price per unit (Note 3)
CFD	Short	51,350	4.29866193 GBP
CFD	Short	96,558	4.3032
CFD	Short	189,730	4.30430001
CFD	Short	303,442	4.306
CFD	Long	23,775	4.37175815
CFD	Short	1,600,000	4.3728
CFD	Short	27,500	4.30681018
CFD	Short	3,500	4.30681143
CFD	Short	54,000	4.30681
CFD	Short	34,700	4.30681009
CFD	Short	80,300	4.30680996

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g call option	Writing, selling, purchasing, varying etc	Number of securities to which the option relates (Note 5)	Exercise price	Type, e.g. American, European etc.	Expiry date	Option moneypaid/received per unit (Note 3)

(ii) Exercising

Product name, e.g. call option	Number of securities	Exercise price per unit (Note 3)

3. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

....

....

Date of disclosure	29 JULY 2008
Contact name	Netsanet Solomon
Telephone number	020 7567 8289

Name of offeree/offeror with which connected	**BAE Systems Plc**
Nature of connection (Note 6)	**CONNECTED ADVISER**

Notes

The Notes on Form 38.5(a) can be viewed on the Takeover Panel's website at ***www.thetakeoverpanel.org.uk***

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	BAE SYSTEMS PLC
TIDM	BA.
Headline	Offer Document Posted
Released	17:14 31-Jul-08
Number	3967A17

RNS Number : 3967A
BAE SYSTEMS PLC
31 July 2008

Not for release, publication or distribution in or into Canada, Australia and Japan or any other jurisdiction where it would be unlawful to do so

31 July 2008

Recommended cash offer
for
Detica Group plc
by
BAE Systems (Holdings) Limited
(a wholly-owned subsidiary of BAE Systems plc)

Posting of the Offer Document

On 28 July 2008, the boards of BAE Systems plc ("BAE Systems") and Detica Group plc ("Detica") announced that they had reached agreement on the terms of a recommended cash offer for the entire issued and to be issued share capital of Detica (the "Offer"), to be made by a wholly-owned subsidiary of BAE Systems, BAE Systems (Holdings) Limited ("BAE Systems Holdings").

BAE Systems Holdings is today posting to Detica shareholders (and, for information only, to participants in the Detica Share Schemes) a document (the "Offer Document"), containing the terms and conditions of the Offer, together with the relevant Form of Acceptance.

The Offer is open for acceptances until 1:00 pm (London time) on 28 August 2008.

BAE Systems Holdings is currently interested in 9,575,433 Detica Shares, representing 8.23 per cent. of Detica's existing issued share capital. In addition, BAE Systems Holdings has received irrevocable undertakings to accept the Offer from the directors of Detica in respect of their entire holdings amounting to, in aggregate, 7,162,397 Detica
Shares, representing approximately 6.15 per cent. of Detica's existing issued share capital.

If you hold Detica Shares in certificated form (that is, not through CREST), to accept the Offer, please complete, sign and return the Form of Acceptance (which has been sent to you together with the Offer Document) in accordance with the instructions thereon and set out in the Offer Document as soon as possible and, in any event, so as to be received by Equiniti Limited by 1:00 pm (London time) on 28 August 2008.

If you hold Detica Shares in uncertificated form (that is, through CREST), to accept the Offer, please follow the procedures set out in the Offer Document so as to ensure that your TTE instruction settles as soon as possible and, in any event, not later than 1:00 pm (London time) on 28 August 2008. If you hold Detica Shares as a CREST sponsored member, you should refer to your CREST sponsor as only your CREST sponsor will be able to send the necessary TTE instruction to CRESTCo Limited.

Unless otherwise defined in this announcement, capitalised words and phrases used in this announcement shall have the same meanings given to them in the Offer Document.

Copies of the Offer Document are available for inspection during normal business hours on any Business Day at the offices of Freshfields Bruckhaus Deringer LLP, 65 Fleet Street, London, EC4Y 1HS, until the end of the Offer Period.

Enquiries

Deutsche Bank (financial adviser to BAE Systems) - 020 7545 8000

Anthony Parsons
Charles Bryant

Omar Faruqui

UBS (corporate broker to BAE Systems) - 020 7568 0000

Philip Shelley
Chris Smith

This announcement does not constitute an offer or an invitation to purchase any securities. The Offer will be made solely by means of the Offer Document and the acceptance forms accompanying the Offer Document, which will contain the full terms and conditions of the Offer including details of how it may be accepted.

Deutsche Bank is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank is acting for BAE Systems and no one else in connection with the Offer and will not be responsible to anyone other than BAE Systems for providing the protections afforded to clients of Deutsche Bank nor for providing advice in connection with the Offer.

UBS Limited is acting as sole corporate broker to BAE Systems and no-one else in connection with the Offer and will not be responsible to any person other than BAE Systems for providing the protections afforded to clients of UBS Limited nor for providing advice in relation to the Offer, the contents of this document or any transaction, arrangement or other matter referred to herein.

The availability of the Offer to Detica Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

The Offer is not being made in or into, and is not capable of acceptance in or from any Restricted Jurisdiction. Persons receiving this announcement and all documents relating to the Offer, including custodians, nominees and trustees, should observe these restrictions and should not send or distribute documents in, from or into such jurisdictions as doing so may invalidate any purported acceptance of the Offer.

The Offer will not be made, directly or indirectly, in or into and will not be capable of acceptance in or from a Restricted Jurisdiction. Persons receiving this announcement and all documents relating to the Offer, including custodians, nominees and trustees should

observe these restrictions and should not send or distribute documents in, from or into such jurisdictions as doing so may invalidate any purported acceptance of the Offer.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Detica, all "dealings" in any "relevant securities" of Detica, (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Detica, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Detica by BAE Systems or Detica, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7638 0129; fax +44 (0) 20 7236 7013.

Notice to US holders of Detica Shares

The Offer is being made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. The financial information included in this document has been prepared in accordance with accounting standards applicable in the United Kingdom and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer will be made in the United States pursuant to applicable US tender offer rules and otherwise in accordance with the requirements of the City Code. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law.

The receipt of cash pursuant to the Offer by a US holder of Detica Shares may be a taxable transaction for US federal income tax purposes and under applicable state and local, as well as foreign and other tax laws. Each holder of Detica Shares is urged to consult his independent professional advisor immediately regarding the tax consequences of acceptance of the Offer.

It may be difficult for US holders of Detica Shares to enforce their rights and any claim arising out of the US federal securities laws, since BAE Systems and Detica are located in a non-US country, and some or all of their officers and directors may be residents of a non-US country. US holders of Detica Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

In accordance with normal UK practice and pursuant to exemptive relief from the US Securities and Exchange Commission, BAE Systems or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Detica Shares outside the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. Also, in accordance with Rule 14e-5(b) of the US Exchange Act, Deutsche Bank and UBS will continue to act as exempt market makers in Detica Shares on the London Stock Exchange. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any

information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service of the UK Listing Authority and will be available on the London Stock Exchange website, www.londonstockexchange.com.

This information is provided by RNS
The company news service from the London Stock Exchange

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